November 2, 2006

Mr. Martin F. James

    Senior Assistant Chief Accountant

Mr. Kevin L. Vaughn

    Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Semiconductor Manufacturing International Corporation: Form 20-F for the Year Ended December 31, 2005 Filed on June 29, 2006, File No. 1-31994

Dear Messrs. James and Vaughn:

Semiconductor Manufacturing International Corporation (the “Company”) has received the Staff’s letter, dated September 26, 2006, which sets forth the Staff’s additional comment to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Commission on June 29, 2006 (the “Form 20-F”).

Our response to the Staff’s comment (which has been retyped herein in bold for your ease of reference) is as follows:

Form 6-K dated August 30, 2006

1.	We note your statements in response to our letter dated August 28, 2006 and also in the Form 6-K dated August 30, 2006 regarding a lawsuit filed by TSMC alleging a breach of the settlement agreement between SMIC and TSMC as well as trade secret misappropriation. Please note the guidance in paragraph 8 of SFAS 144 which identifies certain events which would require you to test for impairment. As it appears that the lawsuit by TSMC represents such an indicator of impairment of the “covenant not to sue” and other intangible assets recorded pursuant to the settlement agreement, please revise future filings to clearly disclose the results of your impairment testing, including how you assessed impairment, the date on which you performed the assessment and the amount of any impairment charge recorded.

The Company respectfully advises the Staff that it currently is unable to conclude whether or not the pending litigation represents a true indicator of impairment under paragraph 8 of SFAS 144 as we do not believe that the filing of a lawsuit, in and of itself, indicates that a change in circumstances related to the assets’ recoverability has occurred. The lawsuit, and our associated counterclaims against TSMC, are still in the early stages of discovery. We will continue to diligently monitor the status of the lawsuit and its potential accounting implications, including, but not limited to, the potential impairment analysis under SFAS 144.

The Company also advises the Staff that we will include in future filings, subject to change as further information is obtained, the following disclosure:

“The Company is subject to a pending lawsuit with Taiwan Semiconductor Manufacturing Company Limited (“TSMC”), related to the intangible assets, with a net book value of $99.5 million, the Company recorded for patents licensed from TSMC and TSMC’s covenant not to sue the Company regarding certain allegations of acts of trade secret misappropriation. Under SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether such assets have been impaired. We believe that the lawsuit is at a very early stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact on our financial positions and results of operations.”

Should you have any questions regarding the foregoing, please contact me by telephone at my office in Shanghai at 011-8621-5080-2000, extension 16688 or by fax at 011-8621-5080-3070. In my absence, please contact Gareth Kung at 011-8621-5080-2000, extension 16081 or by fax at 011-8621-5080-3070.

Sincerely yours,

/s/ Morning Wu
Morning Wu
Acting Chief Financial Officer

cc:

Richard R. Chang

Anne Chen

Semiconductor Manufacturing International Corporation

Carmen Chang

Michelle Edwards

Wilson Sonsini Goodrich & Rosati, P.C.

Stephanie Starna

Rossana Ley

Deloitte Touche Tohmatsu CPA Ltd.

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